
Power to Gas
HYDROGENICS
e·on






VATTENFALL

Q1 2015 Earnings Presentation
May 6, 2015

HYDROGENICS
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Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Q1 2015 Highlights

- $4.4M of projects awarded by California Energy Commission to integrate Celerity into Heavy Duty Vehicles
  - New Flyer 12m bus for Sunline Transit
  - Class 8 Drayage Truck for TTSI at the Port of LA
- Kolon JV significant order visibility with near term market potential in excess 100MW
- Continuing strong Power-to-Gas interest extending beyond Western Europe as energy storage needs becomes more mainstream
- Overall outlook intact for growth






CELERITY

Fuel Cells: Differentiated Mobility Product Platform

- New Flyer 40ft battery transit bus operated by SunLine Transit over its regular route in Coachella Valley, California
- Port of LA class 8 drayage truck to be used on the Alameda Corridor as well as in the ports of Long Beach and Los Angeles.
- Celerity platform attracting significant international interest for bus, truck, train and other mobility applications in NA, EU & Asia

CELERITY
purpose-built for heavy duty mobility


CELERITY





MW Fuel Cell Systems for Power Generation: Kolon JV

- Site preparation underway in Korea for 1st MW Pilot Plant with facility operation scheduled for early Q3
- After confirmation of technology in Korea, rapid order intake expected (Q4 2015)
  - Remaining 9MW of secured orders to be shipped after first megawatt validated
  - More than 100MW of accessible market identified
- South Korean policies and availability of excess industrial hydrogen pave the way for attractive market dynamics and expected high demand

KOLON



200MW package system

Cost, performance, scale and zero carbon emissions now enable new markets for continuous power generation at utility scale

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Energy Storage: Leading Technology & Installed Systems


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HYDROGENICS SOLUTION
Highest power density and smallest footprint for commercial scale Power-to-Gas projects
Delivered equipment for 45 hydrogen fueling stations
Proven safe and reliable operations with over 800 electrolyzer systems installed worldwide
POWER-TO-GAS
Converts renewable generation into clean fuel
Hydrogen fueling stations
Hydrogen feedstock for refineries
Renewable natural gas
Dynamic grid services
Opens new policy options to decarbonize transport fuels and natural gas
Hydrogenics.com

Energy Storage Assoc.
25th Annual Conference
Dallas – May 27-29

New Study on Commercialization of Energy Storage in Europe

- FCH-JU study evaluated commercial viability of energy storage to enable increasing levels of renewable generation in the short term and long term
- McKinsey & Co. provided analytical support for the study released in March 2015
- Three types of storage technologies
  - Power to Power
  - Conversion of Power to Heat
  - Power to Gas for Transport and Industry
- One of key findings is that conversion of electricity to hydrogen through electrolysis can productively use excess renewable energy in the high-RES scenario contributing to the decarbonization of the gas grid and mobility sectors


COMMERCIALISATION
OF ENERGY STORAGE
IN EUROPE

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Energy Storage Business Outlook

- First of its kind 1.5MW unit underwent successful factory acceptance tests in Germany and will be commissioned at customer site during Q2
- Hydrogenics awarded over $18M in energy storage projects during 2014
- Recent Ontario IESO award will provide first MW-scale North American reference site – engineering underway with site deployment planned for 2016
- Overall pipeline for energy storage at $80M – each project is first of its kind for customer
  - Bids in process; long lead times a reality of technology adoption



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Company Outlook Supported by Pipeline Trends


$M
300
250
200
150
100
50
0
Revenue 2014
Firm Orders for 2015 Delivery
Weighted Regular Business Pipeline
MW Power Generation
Balance of Major Programs
Energy Storage Pipeline
Delivery > 1 yr
Pending Customer Firm-up
Qualified Leads
Firm Order with PO
Revenue

- Strong backlog at $55M, of which $35M will ship within next 12 months
- Capability to book and ship during first six months of the year
- Already secured substantial programs with established customers – additional orders to follow
- MW power generation (Kolon) next step is substantial, following proof of 1MW
- Energy storage pipeline has 1-15MW projects with good maturity

Outlook for Balance of 2015

- Historically quarter to quarter fluctuation remains a reality; with much larger orders ahead, the upside swings are going to grow
- OnSite industrial hydrogen will continue as a stable base business accounting for up to 50% of revenue
- Power-to-Gas energy storage project wins subject to funding awards and favorable regulatory environment
- Kolon JV confirmed run in Q3 and significant order flow in Q4
- Multiple awards for heavy duty mobility applications based on Celerity platform for buses and trucks in EU, China and NA

Summary: Poised for Significant Expansion

- Demonstrated ability to scale the business and manage costs
- Strong, active pipeline of large P2G opportunities – expected to accelerate after E.ON PEM system up and running, serving as showcase installation
- Kolon JV the impetus to rapid growth in multi-megawatt fuel cell power generation
- Ready to serve increasing demand for electrified transport on new Celerity Platform

Cost Discipline

Differentiated Growth Platform

Multiple Ways to Win

Q1 Revenue

Three months ended March 31, 2015



Revenue
$M
12.0
8.0
4.0
0.0
8.1
7%
7.5
Power Systems
OnSite Generation
2014
2015



Revenue by Business Unit
$M
6
4
2
0
6.0
3.3
4.2
2.1
2014
2015
OnSite Generation
Power Systems

Notes

Revenue was $7.5 million, a 7% decrease year-over-year, reflecting shipment timing and the decline in the value of the Euro compared to the US dollar.

Q1 Gross Margin

Three months ended March 31, 2015



Gross Margin
%
40.0
30.0
20.0
10.0
-
23.8
15.3
2014
2015
Power Systems
OnSite Generation



Gross Margin By Business Unit
%
60
50
40
30
20
10
0
12.9
8.3
54.9
20.9
2014
2015
OnSite Generation
Power Sytems

Notes

Gross margin was 15.3% of revenue for the quarter, versus 23.8% in the prior-year period, reflecting a change in the product mix as well as higher indirect overhead costs as a percentage of revenue when compared to the prior year period.

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Q1 Cash Operating Costs

Three months ended March 31, 2015


$M
5
4
3
2
1
0
3.7
0.9
2.8
5% decrease
3.5
1.0
2.5
R&D
SG&A
2014
2015

Notes

- Cash operating costs decreased 5% primarily reflecting lower SG&A expenses in the current year as a result of the impact of lower exchange rates on expenses denominated in Euros and Canadian dollars.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, stock-based compensation expense and compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

Q1 Results

(in $ millions)

	Three months ended Mar. 31		Change	
	2015	2014	$	%
Revenue	$ 7.5	$ 8.1	(0.6)	(7)%
Gross Profit	1.2	1.9	(0.7)	(37)%
Gross Margin %	*15.3%*	*23.8%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	2.5	2.7	(0.2)	(7)%
Research and product development	1.0	0.9	0.1	11%
Adjusted EBITDA	$ (2.3)	$ (1.7)	$ 0.6	35%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 15 for a reconciliation of this measure to net loss.

Order Backlog

As at March 31, 2015

($M)

	Jan. 1/15 Backlog	Orders Received	FX	Orders Delivered	Mar. 31/15 Backlog
OnSite Generation	$ 28.3	$ 4.6	$ (1.9)	$ 3.3	$ 27.7
Power Systems	33.9	1.1	(2.7)	4.2	28.1
Total	$ 62.2	$ 5.7	$ (4.6)	$ 7.5	$ 55.8

	Expected Revenue Recognition	
	During next 12 mths	Beyond next 12 mths
OnSite Generation	27.7	-
Power Systems	7.5	20.6
Total	35.2	20.6

Consolidated Balance Sheet Highlights

($M)

	Mar. 31, 2015	Dec. 31, 2014	Change $	Change %
Cash and cash equivalents and restricted cash	$ 9.5	$ 10.4	(0.9)	(9)%
Trade, other and grants receivable	11.8	12.9	(1.1)	(8)%
Inventories	14.2	14.7	(0.5)	(4)%
Trade and other payables	10.9	13.2	(2.3)	(17)%

Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Three months ended March 31, 2015		Three months ended March 31, 2014	
Cash operating costs	$	3.5	$	3.7
Less: Gross profit		(1.2)		(1.9)
Add: Stock-based compensation		0.1		0.1
Add: Deferred compensation plans indexed to share price		(0.1)		1.6
Add: Amortization and depreciation		0.1		0.1
(Income)/Loss from operations	$	(2.4)	$	(3.6)

Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Three months ended March 31, 2015	Three months ended March 31, 2014
Adjusted EBITDA loss	$ 2.3	$ 1.7
Stock-based compensation *(cash settled and share settled)*	-	1.7
Amortization and depreciation	0.1	0.1
Finance (income) loss, net	1.0	0.2
Net loss	**$ 3.4**	**$ 3.7**

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